PRESS RELEASE

Klondex Corrects Typographical Error in Interim Financial Statements

Vancouver, BC – May 13, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) (“Klondex” or the “Company”) has re-filed its condensed consolidated interim financial statements for the three months ended March 31, 2014 and 2013 (the "Financial Statements") filed on SEDAR earlier today to correct a typographical error regarding the comprehensive income for the period ended March 31, 2014, as stated in the condensed consolidated interim statement of comprehensive (loss) income.

The comprehensive income for the period ended March 31, 2014 was incorrectly stated in the condensed consolidated interim statement of comprehensive (loss) income on page 5 of the Financial Statements as "(1,101,386)". The re-filed Financial Statements have been corrected to include the corrected figure of "1,101,386" for the comprehensive income for the three month period ended March 31, 2014.

The Company's corrected condensed consolidated interim financial statements for the three months ended March 31, 2014 and 2013 have been filed under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on becoming a leading integrated gold producer. It is focused on the production, development and exploration of its high quality gold and silver projects, including its central 1200 tpd mill in North Central Nevada. The Company is operating an ongoing bulk sampling program at Fire Creek, and is producing gold and silver on an ongoing basis from the Midas Project, located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com